Attachment to N-SAR Sub-Item 77I (KYE)

On or about May 10, 2011, the Registrant completed the issuance and sale of (i) $30 million aggregate principal amount Floating Rate (3-month LIBOR + 1.45%) Series F Senior Unsecured Notes due May 10, 2016, (ii) $20 million aggregate principal amount 3.71% Series G Senior Unsecured Notes due May 10, 2016, (iii) $10 million aggregate principal amount 4.38% Series H Senior Unsecured Notes due May 10, 2018, and (iv) $30 million aggregate liquidation preference of Series B Mandatorily Redeemable Preferred Shares with a term redemption date of May 10, 2018, liquidation preference $25.00 per share and a dividend rate equal to 5.13% per annum in a private placement.